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ALLOCATION OF
ASSETS TO ADVISORS

              MAR 1      FEB 1
              2000       2000
              -----      -----
Beacon
                4%         4%
Bridgewater
               34%        32%
Grinham
               24%        25%
Sunrise
               17%        18%
Transtrend
               21%        21%

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KENMAR GLOBAL TRUST
FEBRUARY 2000 SUMMARY

March 13, 2000

Kenmar Global Trust ("KGT") ended February essentially flat (-0.2%), with neither out-sized gains nor losses. KGT recorded gains in energies, global stock indices, currencies and tropicals. Positions in global interest rates, metals, grains and meats were unprofitable overall. As of February 29, 2000, the Net Asset Value per Unit was $99.98, net of all fees and expenses.

As explained in our letter last month, the restructured KGT portfolio consists of 60% fundamental (non-technical) and short-term trend followers -- a strategic shift reflecting the increasing volatility of markets. In volatile markets, where trends are few, this mix of trading strategies is designed to lower risk and provide a more consistent level of returns over the long term. While we are encouraged so far by KGT's ability to navigate the increasingly choppy financial markets, we will continue to monitor the results of our recent trader changes in the months ahead.

MARKET OVERVIEW

America's economy began its 107th month of growth in February. The U.S. Federal Reserve, concerned that the economic boom is triggering inflationary pressures, raised interest rates again by a quarter-point to 5.75% and hinted at additional rate hikes in March. Elsewhere, euro-zone inflation hit its highest level since January 1997, forcing the European Central Bank (ECB) to raise a key interest rate. Despite the February rate increase, the euro fell to new lows against its major counterparts as the ECB indicated that no further rate hikes would be forthcoming. Meanwhile, economic reports out of Japan raised the possibility that the nation was slipping back into recession. Global equity markets moved in two spheres: almost irrespective of economic reports, the New Economy sector roared ahead, leaving most Old Economy stocks in correction territory, despite occasional spikes upward. Global bond markets were volatile, largely following the gyrations of the stock markets. Energy markets continued to capture headlines, with crude oil reaching $30 a barrel. In the metals markets, palladium prices rocketed higher; platinum prices also soared on supply concerns.

FUND PERFORMANCE

Modest gains were recorded in energies, as crude oil prices continued their drive upward, surpassing $30 a barrel during the month. Also profitable for KGT were positions in the S&P 500 index, which declined for the period. Elsewhere










        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

                              KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING FEBRUARY 29, 2000



                           STATEMENT OF INCOME(LOSS)
                           -------------------------

TRADING INCOME(LOSS)
Realized Trading Gain/(Loss) ...............................    ($ 88,173.70)
Change in Unrealized Gain/(Loss) ...........................     $250,501.78
Gain/(Loss) on Other Investments............................       $3,922.70
Brokerage Commission .......................................    ($211,088.65)
                                                                 -----------
Total Trading Income                                            ($ 44,837.87)

EXPENSES
Audit Fees .................................................           $0.00
Administrative and Legal Fees ..............................     $ 61,874.49
Management Fees ............................................     $ 25,914.85
Incentive Fees .............................................           $0.00
Other Expenses .............................................           $0.00
                                                                 -----------
Total Expenses .............................................     $ 87,789.34

Interest Income ............................................     $ 96,426.70

Net Income(Loss) from the Period ...........................    ($ 36,200.51)
                                                                ============


                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month .........................................  $23,027,849.10
Addition ...................................................  $   204,000.00
Withdrawal ................................................. ($   671,988.08)
Net Income/(Loss) .......................................... ($    36,200.51)
                                                              --------------
Month End ..................................................  $22,523,660.51

Month End NAV Per Unit .....................................          $99.98

Monthly Rate of Return .....................................           -0.16%
Year to Date Rate of Return ................................            0.41%



            To the best of our knowledge and belief, the information
                         above is accurate and complete:

Kenneth A. Shewer, Chairman                           Marc S. Goodman, Presidnet

                   Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust

                              KENMAR GLOBAL TRUST
                             FEBRUARY 2000 SUMMARY


KGT generated profits in the Japanese yen, which lost ground against the U.S. dollar on disappointing economic reports out of Japan. In the traditional commodities, KGT generated profits in tropicals, chiefly in coffee, cocoa and sugar. Prices of all three commodities fell on continued over-supply worldwide. Except for Pacific Rim rates, positions in global interest rates were unprofitable. Bond markets in Europe and the U.S. became more volatile, reflecting sharp swings in global equity markets. In the Pacific Rim, the deteriorating outlook for economic recovery in Japan boosted Australian government bond prices on expectations that the potential for inflation would lessen in Australia; the two economies are linked by trade between the two nations. KGT recorded gains in the Australian 10-year bond, Australian bank bill, euroyen and Japanese Government bond. In the metals, small gains in precious metals were offset by unprofitable positions in base metals.

Your K1 was mailed during the first week of March. If you have not received it, please let us know.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

/s/ ROBERT L. CRUIKSHANK
--------------------------------
    Robert L. Cruikshank
    Executive Vice President
    Kenmar Advisory Corp., as Managing Owner
    Kenmar Global Trust






        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS